FOR IMMEDIATE RELEASE	February 26, 2018

Micromem: MAST, Inc. in Abu Dhabi at the 2018 SPE workshop.

Toronto, Ontario and New York, New York, February 26, 2018 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MAST), is pleased to announce that we are attending and presenting in the 2018 SPE (Society of Petroleum Engineers) workshop on Improved Decision Making Through Tracer Technology. The workshop is scheduled for March 14-16 in Abu Dhabi, United Arab Emirates. http://www.spe.org/events/en/2018/workshop/18aab3/homepage.html

This conference will bring together in one location all of the key industry leaders who focus on tracer applications for enhanced oil recovery, heavy oil, unconventional resources, reservoir characterization and in flow profiling. The conference members will also be reviewing new and emerging tracer technologies. MAST is one of the conference sponsors and will be formally introducing our product in our suite at the Jumeirah, Etihad Towers Hotel. The presentation will be made to potential sales and marketing partners, with several options open to us from selling the technology to licensing the technology to a global service provider in the oil and gas industry.

Steven Van Fleet, President of MAST and Dr. Tony Miller, CEO of Entanglement Technologies will present a critical paper on the MAST product model ARTRA-171 in session 5: New and emerging Tracer technologies.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About Entanglement

Entanglement Technologies, Inc., has developed the world's most advanced chemical sensors, bringing real-time analysis out of the laboratory and into the field. It makes the invisible world of chemicals accessible and actionable with rapid and precise sensing technology. Learn more: http://www.entanglementtech.com

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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